Exhibit 16.1

BUBBLR, INC.

Changes in Registrant’s Certifying Accountant.

On March 17, 2023, the Board of Directors (the “Board”) of Bubblr, Inc. (“Bubblr” or the “Company) agreed to dismiss the Company’s independent registered public accounting firm, Pinnacle Accountancy Group of Utah, a DBA of the PCAOB-registered firm Heaton & Company, PLLC (the “Former Accountant”), effective as of March 17, 2023. Also on March 17, 2023, the Company engaged the accounting firm of BF Borgers CPA PC (the “New Accountant”) as the Company’s new independent registered public accounting firm. The Board approved of the dismissal of the Former Accountant and the engagement of the New Accountant. The Former Accountant’s audit report on our financial statements for the years ended December 31, 2021 and 2020 contained no adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles, except that the audit report on the financial statements of the Company for the years ended December 31, 2021 and 2020 contained an uncertainty about the Company’s ability to continue as a going concern. For the years ended December 31, 2021 and 2020, and through the interim period ended March 17, 2023, there were no “disagreements” (as such term is defined in Item 304 of Regulation S-K) with the Former Accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to the satisfaction of the Former Accountant would have caused them to make reference thereto in their reports on the financial statements for such periods. For the years ended December 31, 2021 and 2020, and through the interim period ended March 17, 2023, there were the following “reportable events” (as such term is defined in Item 304 of Regulation S-K). As disclosed in Part II, Item 9A of the Company’s Form 10-K for the year ended December 31, 2021, the Company’s management determined that the Company’s internal controls over financial reporting were not effective as of the end of such period. The Company’s internal controls have not been remediated as of the date of this Current Report on Form 8-K. Other than as disclosed above, there were no reportable events for the years ended December 31, 2021 and 2020, and through the interim period ended March 17, 2023. Our Board of Directors discussed the subject matter of each reportable event with the Former Accountant. We authorized the Former Accountant to respond fully and without limitation to all requests of the New Accountant concerning all matters related to the audited period by the Former Accountant, including with respect to the subject matter of each reportable event. Prior to retaining the New Accountant, the Company did not consult with the New Accountant regarding either: (i) the application of accounting principles to a specified transaction, either contemplated or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements; or (ii) any matter that was the subject of a “disagreement” or a “reportable event” (as those terms are defined in Item 304 of Regulation S-K). On March 17, 2023, the Company provided the Former Accountant with its disclosures in the Current Report on Form 8-K disclosing the dismissal of the Former Accountant and requested in writing that the Former Accountant furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not they agree with such disclosures. The Former Accountant’s response is filed as an exhibit to this Current Report on Form 8-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 17, 2023

BUBBLR, INC.

By:	/s/ Stephen Morris
Stephen Morris
Interim Chief Executive Officer